Ecopetrol Completes Acquisition of a Controlling 51% Stake in Brava Energia S.A. and Strengthens Its Growth Platform in Brazil

Bogotá, August 17, 2026

Ecopetrol S.A. ("Ecopetrol" or the "Company") (BVC: ECOPETROL; NYSE: EC) announces that, through its wholly owned subsidiary Ecopetrol Investimentos do Brasil Ltda. ("Ecopetrol Investimentos"), it has completed the acquisition of a controlling interest equivalent to approximately 51% of the outstanding voting share capital of Brava Energia S.A. ("Brava," and such acquisition, the "Transaction"). The closing of the Transaction followed the satisfaction of all applicable regulatory approvals and other conditions precedent required under the terms described below.

The Transaction represents a significant milestone in the execution of Ecopetrol's growth, strengthening, and portfolio diversification strategy. It expands the Company's presence in Brazil, one of the most dynamic energy markets in the region and adds a substantial reserve and production base intended to enhance the Company's capacity to generate long-term value for its shareholders.

The Transaction was completed through the following milestones achieved on the date of this report:

•	Settlement and payment of the voluntary tender offer (Oferta Pública de Aquisição Voluntária, or "OPAV") conducted on the B3 S.A. – Brasil, Bolsa, Balcão stock exchange, pursuant to which Ecopetrol Investimentos acquired 116,110,717 common shares of Brava, representing approximately 25% of Brava's outstanding share capital.
•	Closing of the share purchase agreement dated April 23, 2026 (the "SPA"), entered into with certain shareholders of Brava, pursuant to which Ecopetrol Investimentos acquired 120,813,490 common shares of Brava, representing approximately 26% of Brava's outstanding share capital. Consummation of the SPA was conditioned upon the OPAV resulting in the acquisition of an additional approximately 25% of Brava's share capital, which condition was satisfied.

The aggregate consideration paid in connection with the Transaction was approximately US$1.2 billion1, which was funded through an intercompany loan extended to Ecopetrol Investimentos by Ecopetrol Capital AG, another subsidiary of the Company.

Operational and Financial Profile of Brava

Brava contributes a complementary asset base to the Ecopetrol Group, consisting of producing assets and development opportunities that the Company believes will enhance the geographic and operational diversification of its hydrocarbons business.

Key Operating Metrics (as reported by Brava):

•                 Estimated proved reserves (1P) as of December 31, 2025: approximately 459 million barrels of oil equivalent ("mmboe"), estimated in accordance with the Petroleum Resources Management System ("PRMS") standard.

•                 Estimated proved plus probable reserves (2P) as of December 31, 2025: approximately 605 mmboe, estimated in accordance with the PRMS standard.

1 Based on an average exchange rate of BRL 5.12 per US dollar.

•                 Average daily production for the six-month period ended June 30, 2026: approximately 78.8 thousand barrels of oil equivalent per day ("kboed").

•                 Production for the month of June 2026: approximately 84.4 kboed.

Implied Transaction Metrics:

•                 Approximately US$8.4 per barrel of oil equivalent of estimated proved reserves (1P).

•                 Approximately US$6.3 per barrel of oil equivalent of estimated proved plus probable reserves (2P).

•                 Approximately US$45.7 thousand per barrel of oil equivalent of daily production.

Selected Financial Information of Brava. For the twelve-month period ended June 30, 2026, Brava reported [(on an unaudited basis, as derived from Brava's publicly disclosed financial information)]2:

•                 Revenue: approximately US$2.341 billion

•                 EBITDA: approximately US$1.050 billion

•                 Net income: approximately US$122.2 million

EBITDA is a non-GAAP financial measure. Investors should refer to Brava's publicly available financial statements and disclosures for a reconciliation of EBITDA to the most directly comparable financial measure prepared in accordance with applicable accounting standards.

The Company believes the Transaction complements its strategy of building a resilient, competitive, and diversified portfolio supported by high-quality assets, sustained cash generation, and profitable long-term growth.

Conference Call to Provide Further Information

For further information regarding the Transaction, Ecopetrol plans to host a conference call on August 25, 2026. Participation details are provided below:

Conference Call
10:30 a.m. Colombia Time
11:30 a.m. Nueva York Time

To join the call, please use the following link and select your preferred language for the webcast:

https://xegmenta.co/ecopetrol/registration-ecopetrol-update-on-brava-acquisition/

Participants will be able to submit questions through the platform once the webcast begins.

To ensure access, participants are encouraged to verify in advance that their web browsers support normal webcast functionality and are updated to the latest versions of Internet Explorer, Google Chrome, and/or Mozilla Firefox.

2 Note to Ecopetrol: Please confirm.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co